UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

As of May 13, 2003

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No  X

AMENDED BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 30, 2003, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 10% of the Company's shares, and (ii) all directors and officers as a group and amends the table set forth in the Form 6-K filed on May 12, 2003.

Name	Number of Ordinary Shares Owned Excluding Options	Number of Ordinary Shares Beneficially Owned(1)	Beneficially Owned as Percent of Total Shares (2)
Yehuda Zisapel	1,335,650(3)	1,385,650	15.5%
Zohar Zisapel	1,350,050	1,400,050	15.7%
Kern Capital Management	1,326,200	1,326,200	14.9%
All directors and officers as a group (fourteen persons, including Yehuda and Zohar Zisapel)	2,695,410	3,297,243	36.9%

 (1)

Includes options exercisable within 60 days of April 30, 2003.

 (2)

Percentages in the above table are based on 8,927,352 Ordinary Shares outstanding as of April 30, 2003.

 (3)

Represents 1,335,650 shares held of record by Retem Networks Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: May 13, 2003

By:

s/Liam Galin__________

Liam Galin

President, Chief Executive Officer

and Director